AMENDED AND RESTATED

DEFERRED FEE AGREEMENT

THIS AMENDED AND RESTATED AGREEMENT, dated                  , 2013 is by and between each of the trusts (hereafter referred to as “Trust”) listed on the last page hereof and                      (trustee/director and hereafter referred to as “Trustee”), currently residing at                                         .

W I T N E S S E T H:

WHEREAS, Trustee currently serves as a trustee/director of each Trust and receives remuneration (“Trustee’s Fees”) from each Trust in that capacity; and

WHEREAS, Trustee desires to enter into an arrangement providing for the deferral of Trustee’s Fees consistent with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended from time to time, and guidance issued thereunder, including IRS Notice 2010-6 (“Section 409A of the Code”).

NOW, THEREFORE, it is agreed as follows:

1. Trustee irrevocably elects to defer receipt of all or a portion of Trustee’s Fees which may otherwise become payable to him or her for calendar year 2012 as indicated below (check one box):

☐ only the annual retainer fee portion of any Trustee’s Fees;

☐ only the meeting fee portion of any Trustee’s Fees; or

☐ all Trustee’s Fees

Such election shall continue in effect with respect to any Trustee’s Fees which may otherwise become payable to him or her for any calendar year subsequent to 2012 unless, prior to January 1 of such year, Trustee shall have delivered to the President of each Trust a written revocation of such election with respect to any Trustee’s Fees which may otherwise become payable to him or her for such year. All Trustee’s Fees deferred under this Agreement are hereinafter referred to as “Deferred Trustee’s Fees.”

2. Each Trust shall credit the amount of Deferred Trustee’s Fees with respect to each series of such Trust (or of the Trust itself, if such Trust does not consist of multiple series of shares) to a book reserve account (the “Deferred Fee Account”) relating to such series (or to such Trust) as of the date such fees would have been paid to such Trustee had this Agreement not been in effect. Trustee’s Fees which become payable for attending Board Meetings or meetings of committees of the Board shall be credited to each Deferred Fee Account on the business day following a meeting of the Board (or committees of the Board, as appropriate).

3. The value of each Deferred Fee Account as of any date shall be equal to the value such account would have had as of such date if the amounts credited thereto had been invested and reinvested in shares of such one or more series of the Trusts, or shares of any other registered management investment company for which any investment adviser of any Trust serves as an investment adviser, as the Board of Trustees of the Trusts and Trustee shall have agreed upon in writing from time to time, in which event such account shall be adjusted to reflect all gains, losses, interest, dividends and other earnings which would have been realized had such account been invested in such securities.

4. Each Trust’s obligation to make payments from each Deferred Fee Account shall be a general obligation of the series of such Trust (or of such Trust itself, if such Trust does not consist of multiple series of shares) to which the particular Deferred Fee Account relates, and such payments shall be made from such series’ (or such Trust’s) general assets and property. Trustee’s relationship to each Trust under this Agreement shall be that only of a general unsecured creditor, and this Agreement (including any action taken pursuant hereto) shall not, in and of itself, create or be construed to create a trust or fiduciary relationship of any kind between such Trust and Trustee, his or her designated beneficiary or any other person, or a security interest of any kind in any property of such Trust in favor of Trustee or any other person. The arrangement created by this Agreement is intended to be an unfunded arrangement for federal income tax purposes, and no Trust shall be required to purchase, hold or dispose of any investment pursuant to this Agreement. If, in order to cover its obligations hereunder, any Trust elects to purchase any investments (including, without limitation, shares of any one or more series of such Trust or of any other registered management investment company for which any investment adviser of such Trust serves as an investment adviser) the same shall continue for all purposes to be a part of the general assets and property of the series of such Trust to which the particular Deferred Fee Account relates (or of such Trust itself, if such Trust does not consist of multiple series of shares), subject to the claims of its general creditors, and no person other than such Trust shall by virtue of the provisions of this Agreement have any interest in such assets other than an interest as a general creditor. Each Trust shall provide an annual statement to each Trustee who shall have elected to defer receipt of Trustee’s Fees showing such information as is appropriate, including the aggregate amount in each Deferred Fee Account, as of a reasonably current date.

5. Deferred Trustee’s Fees (including all interest, dividends and other earnings and all gains and losses credited or charged with respect thereto) shall be deferred until the Triggering Event selected by Trustee:

☐ Trustee ceases to be a trustee of such Trust*, provided that such cessation constitutes a separation from service within the meaning of Section 409A(a)(2)(A)(i) of the Code; or

☐ the death of Trustee.

(Either such event, a “Triggering Event”).

*	Notwithstanding the foregoing, Deferred Trustee’s Fees relating to any series of such Trust (including interest, dividends and other earnings and gains and losses credited or charged with respect thereto) shall be paid to Trustee upon the Trustee’s separation from service with an individual series of such Trust due to the dissolution, liquidation or winding up of such series, whether voluntary or involuntary; the voluntary sale, conveyance or transfer of all or substantially all of such series’ assets; or the merger of such series into or the consolidation of such series with one or more other Trusts, series or corporations unless, as part of any such transaction, the obligations of such Trust hereunder shall have been assumed by a financially responsible party purchasing or otherwise receiving such assets in an asset purchase transaction that meets the requirements of Treasury Regulation Section 1.409A-1(h)(4); provided, that such separation from service with an individual series of such Trust by reason of dissolution, liquidation, winding up; voluntary sale, conveyance or transfer; merger or consolidation of such series, as the case may be, constitutes a permissible distribution event under Section 409A of the Code; and provided, further, that any distribution upon the occurrence of such event satisfies the requirements of Section 409A(a)(3) of the Code.

Payment of Deferred Trustee’s Fees shall be made to Trustee in the form selected by Trustee, which selection is indicated below (check one box):

☐ in a single lump sum within 90 days following the Triggering Event; or

☐ in              annual installments (not to exceed 10).

If payment is made by annual installment, each annual installment payment shall be (i) valued in accordance with paragraph 3 above as of each December 31 following the Triggering Event for the period elected by the Trustee under this paragraph 5 (each, a “Valuation Date”), and (ii) made on each January 31, or as soon thereafter within such calendar year as is reasonably practicable, beginning with the January 31 next following the first such Valuation Date. Until complete payment of amounts credited to a Deferred Fee Account, the unpaid balance of such Deferred Fee Account shall be adjusted to reflect interest, dividends and other earnings and gains and losses in accordance with paragraph 3 above.

The election as to form of payment made under this paragraph 5 may be subsequently changed by the Trustee solely by providing written notice of such change in election to the President of each Trust in a form and manner consistent with the requirements of Sections 409A(a)(4)(C) and 409A(a)(3) of the Code. To the extent required under Section 409A of the Code, any such change election will not take effect until twelve (12) months after the change election is submitted to the President of each Trust and, in the case of an election related to a payment other than a payment on account of death, the first payment with respect to such change election must be deferred for a period of not less than five (5) years from the date such payment would otherwise have been made.

6. Payments of balances credited to a Deferred Fee Account shall be made in the form of (i) a check, (ii) a wire or (iii) an Automated Clearing House (ACH) transaction, at the election of Trustee or the applicable beneficiary. In the absence of such an election, payments shall be made in the form of a check. Such payments shall be made to Trustee except that:

(a)	in the event that Trustee shall be determined by a court of competent jurisdiction to be incapable of managing his or her financial affairs, and if the Trusts have actual notice of such determination, payment shall be made to Trustee’s personal representatives(s); and

(b)	in the event of Trustee’s death, payment shall be made to the beneficiary most recently designated by Trustee for purposes of receiving such payment in such event in a written notice by Trustee delivered to the President of the Trusts; provided that if such beneficiary has not survived Trustee or if no such written notice has been delivered, payment shall instead be made to Trustee’s estate.

Each Trust shall deduct from the payment of balances in each Deferred Fee Account any amounts required for federal and/or state income and employment tax withholding purposes.

7. Balances in a Deferred Fee Account shall not in any way be subject to the debts or other obligations of Trustee and, except as provided in paragraph 6(b), are not subject in any manner to anticipation, alteration, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors of the Trustee or the Trustee’s beneficiary.

8. This Agreement shall not be construed to confer any right on the part of Trustee to be or remain a trustee of any Trust or to receive any, or any particular rate of, Trustee’s Fees.

9. Interpretations of, and determinations related to, this Agreement, including any determinations of the amounts in each Deferred Fee Account, shall be made by the Board of Trustees of each Trust and, if made in good faith, shall be conclusive and binding upon all parties; and no Trust shall incur any liability to Trustee for any such interpretation or determination so made or for any other action taken by it in connection with this Agreement in good faith. With respect to Deferred Trustee’s Fees for services in calendar year 2005 and in subsequent years, including all income, gains and losses credited or charged with respect thereto, this Agreement is intended to comply with the requirements of Section 409A of the Code and shall be construed accordingly. Notwithstanding the foregoing, none of the Trusts nor any officer, trustee or director of any Trust shall be liable to the Trustee, or to any spouse or other beneficiary of the Trustee, by reason of the failure of any benefit hereunder to comply with the requirements of Section 409A of the Code.

10. This Agreement contains the entire understanding and agreement between the parties with respect to the subject matter hereof, and may not be amended, modified or supplemented in any respect except by subsequent written agreement entered into both parties. The obligations of each Trust to make, and the rights of Trustee to receive, payments hereunder shall not be represented by any form or certificate or instrument other than this Agreement.

11. This Agreement shall be binding upon, and shall inure to the benefit of, each Trust and its successors and assigns and Trustee and his or her heirs, executors, administrators and personal representatives.

12. This Agreement is being entered into in, and shall be construed in accordance with the laws of, The Commonwealth of Massachusetts.

IN WITNESS WHEREOF, each Trust has caused this Agreement to be executed on its behalf by its duly authorized officer, and Trustee has executed this Agreement, on the date first written above.

COLUMBIA FUNDS SERIES TRUST I
COLUMBIA FUNDS VARIABLE INSURANCE TRUST

By:

Name:

Title:

By:
Name of Trustee: